Exhibit 99.1

MEMORANDUM

To: Directors and Executive Officers of The Clorox Company

From: Peter D. Bewley, Senior Vice President—General Counsel and Secretary

Date: February 19, 2004

Re: Blackout in Trading of Common Stock of The Clorox Company ("Clorox")

   Pursuant to the Sarbanes-Oxley Act of 2002 and Regulation BTR promulgated thereunder, Clorox is required to give you this notice.

   The Clorox Company 401(k) Plan, formerly known as The Clorox Company Employee Retirement Investment Plan (ERIP) (the "Plan") is changing its record-keeper, service provider, and plan administrator from Putnam Investments to T. Rowe Price Associates.

   The blackout period during which this conversion will occur commences at 3:00 p.m. Eastern Time on March 25, 2004 and is expected to end at 9:00 a.m. Eastern Time on April 5, 2004 (the "Conversion Blackout Period"). During this period of time, participants in the Plan will be unable to direct or diversify investments in their individual accounts.

   Directors and executive officers are prohibited from purchasing, selling or otherwise acquiring or transferring any shares of Clorox Common Stock during the Conversion Blackout Period, if those shares were acquired in connection with services provided to, or employment with, Clorox. To ensure compliance with this requirement, you are instructed not to trade in any Clorox Common Stock during the Conversion Blackout Period.

   Important: This trading prohibition falls within the regularly scheduled trading blackout period for Clorox directors and executive officers, which commences at the close of business on March 17, 2004 and which is scheduled to end at the start of business on May 11, 2004. The regularly scheduled trading blackout period will remain in effect.

   For inquiries concerning the either the Conversion Blackout Period or the regularly scheduled trading blackout period, please contact Peter D. Bewley, Senior Vice President--General Counsel and Secretary, The Clorox Company, 1221 Broadway, Oakland, CA 94612.